January 6, 2017

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 22, 2016 (File No. 001-33853)

Dear Ms. Collins and Mr. Knapp:

The Company has received the letter dated December 16, 2016 from the staff of the Securities and Exchange Commission (the “Letter”) regarding the 2015 Form 20-F filed by the Company on April 22, 2016 (the “2015 20-F”). On December 23, 2016, the Company requested an extension to the deadline for responding to the Letter. The Company would like to request a further extension to the deadline for responding to the Letter, as the Company needs more time to discuss with its independent auditors and prepare thorough responses. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than January 13, 2017.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP